

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

October 4, 2006

Mr. Frank W. Barker, Jr.
Chief Financial Officer
EarthFirst Technologies, Inc.
2515 E Hanna Ave.
Tampa, FL 33610

> **RE: Form 10-KSB for the fiscal year ended December 31, 2005**
> **Forms 10-QSB for the quarters ended March 31, 2006 and June 30, 2006**
> **File No. 0-23897**

Dear Mr. Barker:

We have reviewed your response and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2005

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

2. We have reviewed your response to prior comment 5. An Item 4.02 Form 8-K should be filed when you conclude that any previously issued financial statements should no longer be relied upon because of an error as addressed in APB 20. As such, please disclose the information listed under Item 4.02(a) of Form 8-K.

Item 8A – Controls and Procedures, page 27

3. We have reviewed your response to prior comment 4. In your amended Form 10-KSB, please ensure that your disclosure indicates you performed an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures as of the end of the period covered by your report, rather than within 90 days prior to the filing date of the report. See Item 307 of Regulation S-B.

FORM 10-QSB FOR THE PERIOD ENDED JUNE 30, 2006

Exhibit 31 – Certifications

4. Please file an amendment to your Form 10-QSB to include certifications that conform to the format provided in Item 601(b)(31) of Regulation S-B. In doing so, please refile the Form 10-QSB in its entirety, along with the updated certifications.

*   *   *   *

Please respond to these comments and file the requested amendments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief